   Exhibit 99.3

Press Conference

Infosys- Common Press Conference April 14, 2021

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

JOURNALISTS

Sharad Dubey

CNBC Awaaz

Sajeet Manghat

BloombergQuint

Kushal Gupta

Zee Business

Mugdha Variyar

CNBC TV18

Poonam Saney

ET Now

Shilpa Phadnis

The Times of India

Ayushman Baruah

Mint

Ayan Pramanik

The Economic Times

Chandra Ranganathan

MoneyControl.com

Shivani Shinde

Business Standard

Sankalp Phartiyal

Reuters

Saritha Rai

Bloomberg

Rukmini Rao

Business Today

Sai Ishwar

Informist

Jochelle Mendonca

ET Prime

Supriya

TechCircle

Rishi Basu

A very good evening and thank you for joining Infosys’ fourth quarter financial results. I am Rishi and on behalf of Infosys, I would like to welcome you to our press conference today. Before we commence, I want to take a moment to mention a few guidelines. Our friends from media, you will be on mute by default throughout the press conference. You will be requested to unmute yourself when we announce you for your questions and we request one question from each journalist so that we can accommodate everyone over the next hour. In case you are disconnected, please rejoin using the same link that was sent to you by our teams. With that let me invite our Chief Executive Officer, Mr. Salil Parekh for his opening remarks. Over to you Salil!

Salil Parekh

Thanks Rishi. Good afternoon everyone, and welcome. Thank you for joining us for this session. I trust you and your families are well and safe. We had an exceptional year and an exceptional quarter. Our YoY constant currency growth was at 9.6% for Q4 and for the full year our growth was 5% in constant currency.

Our digital business grew by 34% YoY in Q4 and now representing 51.5% of our overall revenue. Our large deal wins were at $14 bn for the full year, a growth of 57% over the previous financial year and they were at $2.1 bn for Q4. Within the full year large deals, 66% were net new helping us to set up a very strong foundation for the next financial year.

With these exceptional results, we had industry-leading growth in FY21. We continue to gain market share and I am grateful for the trust our clients have put in Infosys as we partner with them for their digital transformation programs.

Our growth was broad based, with several of our industry segments showing strong growth YoY and it stems from a market-leading capabilities, digital, cloud, cybersecurity and in data analytics which allow us now to work with our clients’ most aspirational digital transformation activities.

Our operating margin for FY21 improved by 320-basis points to reach 24.5% for the full year. For the quarter as well it was 24.5%. I am extremely proud of our employees and their enormous commitment especially during this past year but in general across the years. We will launch our second compensation review in a phased manner starting in July 2021. Our employees and our entire leadership team worked cohesively and for the benefit of our clients. This approach which we call One Infosys has really enabled us to have a very strong FY21 and allowed us to look ahead with success.

Now looking ahead we see continued strong demand from our clients, especially in digital, in cloud, in data and we have a strong foundation of large deals. With that our constant currency full year revenue guidance for FY22 is growth between 12% and 14%. For operating margin, our superior performance in FY21 was in part because of the improvement in several strategic cost levers and in part because of cost avoidance and deferment. With normalcy returning gradually across the world, we anticipate some of those costs to return. With that our operating margin guidance for FY22 is between 22% and 24%.

In keeping with our capital allocation policy, we propose an increase to the total dividend per share by 54% over the previous year for a full year dividend at Rs.27. In addition, we propose a buyback of equity shares of up to Rs. 9200 Crores, which is approximately $1.2 bn. We will use the open market method for this buyback. Thank you very much. With that let me pause and let us open it up for questions.

Rishi Basu

Thank you Salil. We now open the floor for questions. With Salil, we have Mr. Pravin Rao, Chief Operating Officer, Infosys and Mr. Nilanjan Roy, Chief Financial Officer, Infosys.

With this, we open with the first question. And the first question is from Sharad Dubey, CNBC Awaaz who joins us on video. Sharad please unmute yourself and ask your question.

Sharad Dubey

I have a question for Salil Sir. The constant currency growth for fourth quarter itself came at almost 2% and expectations were almost 3% to 3.5%. So, what can be the reasons that attributed for this and what goes ahead in the outlook. And the other query I have is for Pravin Sir, the attritions which has increased by almost 5%, came in at almost 15% for Q4. So, do you expect the numbers in attrition to increase in FY2022 and what does the outlook look like?

Salil Parekh

Let me start with the revenue. I think for the quarter as you mentioned the revenue growth was at 2%. We had a very strong volume growth at 4.5%. We had a mixed move from onsite to offshore which caused some of the change and some of third party costs, which normally come in, did not come in, in Q4. However, our full year growth guidance remains very strong at 12% to 14% for the FY22 and we continue to see a very good demand in what we are seeing from our clients today.

Pravin Rao

On the attrition front, it has increased from 10% to 15.2%. This is an annualized attrition of IT Services. This is something that we had anticipated and it is a reflection of the strong demand that we are seeing in the market. Having said that, we are increasing our efforts to retain our talent. We had the first round of compensation increase effective January. We have announced one more round of normal cycle with effective date July and in between any other interventions that are required to retain some of the best talent, we will continue to do that. Over the past year also we have engaged our people, we provided a strong value proposition in terms of engagement and enablement. There is a lot of focus on continuous learning, lot of important projects that people get to work on, there is a lot of career advancement opportunity and so on. In the past year also during COVID, we have really done extremely well in terms of engaging with people, engaging their families, providing a lot of support. We had more than 900 plus interventions and so on and we have received very positive feedback. So, we are very confident that with these measures we should be able to navigate through this. The attritions are likely to remain at this level for the next one or two quarters given the demand, but we are very confident of managing through this and meeting our client commitments.

Rishi Basu

The next question is from Sajeet Manghat from BloombergQuint.

Sajeet Manghat

Good evening gentleman. Season’s greetings to you all. My first question is to Pravin with respect to the guidance which has been given especially the margins part of it. You entered the year 24.5% operating margins, and your guidance is in the range of 22% to 24%. What is the kind of headwind that you are seeing in terms of guidance or in terms of margin that you have been conservative in giving guidance. I mean, your upper end is also not matching the full-year guidance, which you did for this financial year. Second one is with respect to the deal wins $2.1 bn in Q4 but it seems that your run rate has slowed down towards the end of Q4, is it because some of the deals have been pushed to the next financial year and if you can give some color on the financial services business segment as a whole as well?

Pravin Rao

I will start with the large deals and financial services and then I will pass it onto Nilanjan or Salil to respond on the margin guidance. On the large deals, we had a 23 large deal wins this quarter at $2.1 bn and for the year is $14.1 bn which is a record in Infosys’ history; and even for the Q4 52% of large deal wins was net new and for the year it is 66% and in fact the net new for the year $9.4 bn is higher than all the large deal TCV that we did in whole of FY20. Obviously, this large deal, there is some volatility in terms of large deal wins, many of the deals take three to six months for closure. There are times when we are able to close many deals in the given quarter. There are times when it gets pushed up but given that we have about $14 bn with 66% net new, we have a very strong foundation getting into the next year FY22. So, we are comfortable with where we are. In terms of Financial Services, we had record growth, industry leading growth in the past few quarters that continues in this quarter as well. For the year, we had 25 large deal wins in this space and in this quarter itself 6 of the wins were in Financial Services. So we are well positioned for this sector to continue this strong performance in FY22 as well. In terms of demand areas, we are seeing of course a lot of transformational programs around mortgage transformation, lending services, front to back digitization, customer experience, modernization, call center technologies and operations, transformation and so on. So we are optimistic about this segment.

Nilanjan Roy

If you see our margins you have to go back to FY20 and we ended FY20 with 21.3% margin and we have ended FY21 with 24.5% so that is a 3.2% margin growth and that kind of growth we have not seen in the recent past. Like we have told you, over the last few quarters as well that the margin improvement of 320-basis points has come about with two or three reasons, one has been the cost deferments that Salil mentioned because last year of course, we delayed the entire pay cycle, number one. We also had cut back on our promotion cycles. In addition, we have turned aggressive cost-cutting, and things like travel had naturally stopped, on marketing etc., and we also did a lot of work on our strategic cost levers around pyramid and onsite and offshore automation. All these three helped us during the year to come to the 24.5%. These cost tailwinds which was about the deferral costs would come back in the FY22. So, the first pay hike which was in January has been announced that is making a headwind and as Salil just mentioned we are also looking at the second payment from 1st July. As the year progresses in the second half and as vaccine starts rolling out, things like travel etc., will open and some of these costs at the tail end will come up. So, we think 22% to 24% is a comfortable rate. It is important to keep in mind as well that the pre-pandemic events in FY20, our guidance was 21% to 23%. So now in that sense we are now 1% higher in terms of 22% to 24% so we remain quite comfortable with that.

Rishi Basu

Thank you Sajeet. The next question is from Kushal Gupta from Zee Business.

Kushal Gupta

I have two questions, one is with regards to the digital revenue share, last quarter, in Q3 we saw that it crossed more than 50%, so going forward by the end of FY22 what is the deal trajectory we are expecting for digital contracts? How much share could we end up with in FY22? Secondly would be on the regional front, for example, North America and Europe how are we seeing the business shaping up there? Is there a second wave, are we done away with that and the kind of considerations or how is the client spending going to be for FY22 from your IT client’s perspective?

Salil Parekh

Let me start with the digital one and then come to geography and Pravin can add something on geography as well. On digital, we are seeing tremendous growth, we have 34% growth in this Q4 and we see all of our clients are at different stages of their digital transformation activities. What is good for us is clients are trusting Infosys to work with them in many different parts of the digital transformation, for example in cloud, data and analytics, cybersecurity and many other areas. Given the trajectory of growth we have seen recently and given the demand and pipeline we believe this sort of growth will continue, we do not have a specific number for the end of the year percentage that digital will be but we feel comfortable that we are gaining market share and growing quite fast in digital.

In terms of geography, the demand in US clients, European clients are strong. What we are seeing is with the vaccine rollouts, the US has already started to see some resumption of normalcy over the next 3 to 4 months and Europe also has progressed quite a lot and they will come maybe just a little bit after that. UK is also in good shape from that perspective with their lockdown starting to ease as we saw yesterday and we think that that will also come into good shape with all of the stimulus that each of those governments have provided, something similar for us in Asia Pacific business, especially as it relates to Australia, New Zealand and Singapore. So overall the demand environment is starting to improve in most of these places.

Rishi Basu

Thank you. The next question is from Mugdha Variyar from CNBC TV18.

Mugdha Variyar

Hi everyone. Good to see you again. Hope you are doing well. Salil, I want to first ask you about the factors that you have considered for the FY22 guidance, which sectors is it going to come from? Are you looking at new areas. We had TCS say yesterday that they are looking at disrupting the consulting business. Are you looking at increasing your addressable market as well? Any new areas that you could look at and on deal wins, could you explain why there was a sharp decline in the deal wins from the last quarter? Is this the run rate that we can expect going forward in the coming quarters as well? Pravin, of course, there has been a sharp spike in attrition, you talked about the fact that because of this demand, but we did see that TCS has reported an all-time low attrition for the quarter, so what can Infosys do differently and in FY22 what are the wage hike that we can expect, are you going to be hiring more, what are the hiring plans for FY22? And Nilanjan are you factoring wage hikes and more hiring in the margin pressure as well?

Salil Parekh

Let me start with the guidance on revenue. I think 12% to 14% growth is an extremely strong guidance and indication that we see very good demand and we also see that this is coming across a strong foundation from what was achieved in the previous financial year. The demand is coming in a broad based way. We are seeing almost all of our industries providing good outlook for demand. So it is not in any one space or the other and the disruption question that you asked, our focus is really on the digital transformation that our clients are driving and one of the biggest components of that is cloud. As you will recall, we launched our Infosys Cobalt cloud capability last year and that is one of the strongest areas that are tracking with the clients for the growth and of course there are other components of digital which looks at experience, which relates to how our clients are looking to use the technology in digital and then data and analytics and cybersecurity. So those are the areas that we are seeing and with the level of confidence we have, we are saying the growth guidance will be 12% to 14%. In terms of what we have seen on the deal wins, as Pravin was sharing, large deal wins are typically somewhat volatile in a given quarter, but for a given year they are quite a good indicator. This last financial year, we had $14 bn of large deal wins. The previous financial year we had $9 bn. So it is a huge step up on an annual basis and we see the demand in this financial year to be quite strong and we will continue to do well with large deal wins. With that let me pass it on to Pravin.

Pravin Rao

Hi Mugdha. We historically have an average attrition of 13% to 15%. What we are seeing now at 15% is probably at the high end of average that we are seeing. It is similar to what we saw about four quarters back. Obviously it is higher than what we saw in the previous quarter. As mentioned earlier, there are many interventions that we are doing to retain the best of our employees. We have a very compelling value proposition and with compensation interventions, with promotions and with many other initiatives that we have in place we are very confident to sustain around this level going forward and without compromising on any client requirements. In terms of hiring, this year we have added about close to 21,000 fresher’s from campus, both in India and overseas and in coming year we are looking at over 25,000 again both India and overseas.

Nilanjan Roy

Mugdha, on margins, absolutely we have factored the guidance, second pay hike from July and also we have talked about certain headwinds in the latter part of the year with travel, opening up of other overhead costs where we had squeezed a bit from last year and those costs both have been factored in the margins, but we remain quite comfortable in the 22% to 24% range.

Rishi

Thank you. The next question is from Poonam Saney from ET Now. Poonam can you unmute yourself and ask your question.

Poonam Saney

Thank you so much for this opportunity. Salil, my question to you is, if I am looking at the kind of estimates that most of the analysts are working with, especially in terms of buyback, the buyback expectation was 11,000 to 15,000 odd Crores which is on an average 12,000 Crores of sales, expectation and you have announced a buyback of 9,200 Crores so what is the expectations from an analyst perspective? Any reasons for the same and can you give some colour on the same? I also want to understand what is the progress in terms of Daimler deal by the revenue growth as well as the margins guidance is fairly in line with expectations. I wanted to understand how the Daimler deal would start contributing to the revenue as well as in terms of profitability and if we could also get more colour in terms of the margin trajectory. We would see some of the costs returning, so how would those costs shape up and impact the margin trajectory?

Salil Parekh

Thanks. Let me start with the buyback. Nilanjan might have some point to add to that and then Pravin will take Daimler question and Nilanjan for the margin. On the buyback, our approach has been to work with our capital return policy and our capital return policy has been quite clearly stated a couple of years ago, that we plan to return 85% cash back to shareholders and there are two components to this. One which relates to the dividends, one which relates to possible buyback. So, keeping all those factors in mind, the board decided that this was the amount that made sense. We have a clear view in terms of how this will support the capital return policy across the 5 year period and how we are able to return 85% which is our target amount. That really is the rationale for the 9,200 Crores that we have announced as a buyback. Let me pass it to Nilanjan first if there is anything else on the buyback and then Pravin.

Nilanjan Roy

Sure. So, just to add to Salil’s comments, so if you actually see our payouts of the last 2 year’s dividend, we declared 6,400 Crores of dividend and 9,200 Crores of buyback. Our cumulative payout for FY21 and FY20 which are the first 2 years of the capital allocation policy, we would have paid out 83% of the 85%, so in that sense I think this is completely in line with our policy and that is what the board also considered when deciding the amount of buyback. So, I think it is quite transparent and actually working in line with clearly articulated forward looking policy as well. So that is on the buyback. On the margins, like I said and we have been talking about it during the last year that our margin has increased and some of them have come from the deferment of costs and the cost deferrals and we are cognizant of that and have been calling that out that these will become headwinds during FY22 and we have factored that into our 22% to 24% guidance. But having said that, this would still be a 100 basis points above our pre-COVID guidance which was last at 21% to 23%. So in that sense, this is a step up in our underlying margin trajectory.

Pravin Rao

On the Daimler program obviously it is a complex program with many elements. We have started planning for the same. We have started ramping up and started getting into details of contracts that we need to innovate. We have also started looking at making offers because there is rebadging element as well, so a lot of preparatory stuff and other work is going on as per schedule.

Rishi Basu

Thank you. The next question is from Shilpa Phadnis from Times of India.

Shilpa Phadnis

Good evening gentlemen. Sir, you have set yourself a three year roadmap to turn around Infosys. What is Infosys’ next, especially from a strategic standpoint when the pandemic has gone from threat to opportunities to spurt your client’s transformation agenda? The second question is though cloud adoption is driving a multiyear tech cycle, with the ramp up in cloud deals, how do you see the pricing, will it only get better? Coming from the recent ISG commentary, they talk about how the cloud ACV’s are moderating, so what are the specific challenges in terms of acceleration in cloud migrations? My third question is on the deal front, you have won a $14 bn TCV but largely is it on renewals restructuring, is there a challenge in terms of the new scope trajectory, if you can help us with this, sir. Thank you.

Salil S Parekh

Thanks for the questions. I will start off with the first one on our three-year program and how we look ahead. We think we had an extremely successful three-year journey, some of the elements are how we really reshaped and become a digital services company. Today, digital is more than 50% of our business. The large deals that you mentioned at $14 bn, but there is also a tremendous amount of work we have done in reskilling of our employees, in looking at automation, and variety of steps within the company, the way we transformed to a live enterprise, are a complete change in the way Infosys is working with clients and working with employees today. Now as we look ahead what we see is real intense capabilities around digital and there the main focus remains around cloud, around data and analytics, around cybersecurity and with the launch of Cobalt, Infosys Cobalt Cloud capability set, we are again in a leading position to work with clients on their cloud journeys. So, we feel quite comfortable in the path we have taken and how we are looking ahead in partnering with our clients on their digital transformation journeys.

On the large deals, Pravin will elaborate but the one point I wanted to make was with the $14 bn numbers that you referenced, 66% is net new. So, in many ways that is the driver. Of course we are also very strong in doing what is going on and those are the factors that come into play as we look at the guidance for the future. Let me pass it on to Pravin.

Pravin Rao

I think as Salil said overall $14 bn, 66% is net new and even in Q4, 52% was net new. Last year when we did $9 bn of large deals TCV, only about 37% was net new. So, this varies, there is some volatility in net new but it is equally important. We have to win renewals; we cannot afford to lose whatever we have at present. At the same time, we also have to capture market share and that is where the net new comes in. So, we have a good balance out there and I think this year given the 66% of what we have won is net new, it is a very strong base for getting into FY22.

Shilpa Phadnis

Sir, on the cloud ramp up, if you can just help us with that question in terms of the pricing and given the background the recent ISG commentary on how the cloud ACVs are decelerating, so what are some of the challenges when it comes to cloud migration programs?

Salil Parekh

So on cloud, the migration is one part of it, so in the cloud area, and again ISG also pointed this out: There are multiple facets of the cloud work that we are engaged in or clients are looking it. There is a piece which is of migration, but there is a piece which relates to how clients are adopting public cloud or private cloud and there is a piece within our Cobalt structure which relates to how clients are looking at SaaS providers and rolling out that capability within their ecosystem. Our experience is that actually cloud programs are quite large and today what we have seen in FY21 within $14 bn is a very strong cloud capability programs that we are working with clients on, so we do not see that scale or size of cloud deals is going to decelerate. In terms of margins, there are different profiles or different things of the cloud depending on whether you are working on the public cloud or working on SaaS. In general, we do have a view on our digital margin which is on average higher than the average margin of the business.

Rishi Basu

Thank you Shilpa. The next question is from Ayushman Baruah from the Mint.

Ayushman Baruah

Two simple things, so one is as remote working becomes the new norm and as we also gear up may be for a potential second lockdown, do you feel the whole concept of onsite working versus offshore is getting redundant as employees can work from anywhere now, how do you plan to deal with that? That is first. Secondly, what is your acquisition strategy for FY22 given that last year you made a lot of acquisitions, so in which areas would these acquisitions be in the digital cloud space etc? Thank you.

Salil S. Parekh

Thanks for the questions, Ayushman. First one relating to work-from-home, what we have been clear and I think Pravin shared this during our past earnings calls as well, is to say that first we have a very strong work-from-home approach that is working well. Thanks to the infrastructure that we built up within the company and the rapid speed at which we moved our people to work-from-home. What we have now learnt as you have seen Nilanjan shared his stats, onsite mix has moved significantly to offshore in the last financial year, much more rapidly than it had done in the previous several years. We feel that some of this is the way clients are looking at the business; however, there is also a lot of use and work that we do in our digital centres in Europe, in US, in Australia and Singapore and those type of work will continue even if that becomes a hybrid model, which means partially working from home, partially working from a work location. Having said all of that, we still think that there will be a need to build up some social capital and some of that will be built when people start to come back to the office. So, there are two things at play here, the hybrid model and the shift on the onsite offshore mix and there are different ways we feel those will play out and we will see how that looks in the next few quarters or maybe the next few years. On M&A, we continue with our focus on Digital and Cloud acquisition opportunities. We will continue to look with the cultural fit, the strategic fit and the cost price of the asset that we are looking to acquire. With all those things coming into play, we hope to continue with our M&A activity in this year as well.

Rishi Basu

Thank you. The next question is from Ayan Pramanik from The Economic Times. Ayan please unmute yourself and ask your question.

Ayan Pramanik

Congratulation Salil on a good set of numbers. I have two small questions actually. If you look at the attrition number it seems significantly higher, and we hear that there are few hundreds of vacant roles across some key clients. Could you please elaborate on that if there are some supply side issues for some key clients? That is the first question. Second part is if you look at the revenue per employee consolidated which has grown, which is 55.2 in US dollar 1000 so do you see that improving going forward?

Salil Parekh

Let me start on the question you had about roles on client projects. We have a tremendous capability of fulfilling demand. We believe that is going extremely well. As Pravin was sharing some of the points on attrition and what we are doing in terms of real strong employee engagement. There are two factors I also want to highlight. We are making sure that we have huge levels of recruitment both from college campuses in India and outside India and also laterally. The main reason we are seeing a lot of this focus on Infosys employees is also because our training is probably the best training in the industry, and we are extremely proud of that training. We believe that that is the training that drives what we want to do in terms of digital programs with our clients and that is where we are making sure that all of the effort is put in and how we are fulfilling all over the world for our clients. For the other question, let me just check if Nilanjan would you want to address that, please.

Nilanjan Roy

On the revenue per employee if you go back in the industry, it has largely been flat and it is a reflection of two things, that is client pricing so which is a downward pressure and the other hand you start putting in automation which tries to negate some of that client discounts and rate negotiation. So if you see that secular trend line has largely been flat, but of course we continue to drive initiatives like digital pricing and we know that our digital side of the business is giving us higher margins and higher RPP but at the same time there is some downward pressure on the core side of the business which offsets that but our intent continues to remain to command large and larger premium for our digital side, but secular trends have been largely flat as of now as a combined portfolio.

Ayan Pramanik

Thank you Nilanjan. If I take a cue from that point, can I ask one question. So, are there still requests from clients for discounts like we had seen last year in March?

Nilanjan Roy

That is a continuous process. I do not think we are seeing any acceleration unlike we mentioned last year also during COVID wherever clients had come during that initial period, we were happy to extend anything, but clients do come and ask for discounts and productivity gain at the time of renewals etc. but nothing unusual – this is quite normal what we are seeing.

Rishi Basu

Thank you Ayan.

The next question is from Chandra from Moneycontrol.

Chandra Ranganathan

Thank you. I hope all of you are well and safe. Salil, I know you addressed the consulting question at the beginning, but my question is the way different companies are approaching it seems to be very different. While some of them are taking the acquisition route, others are talking about the organic route in terms of how they will leverage expertise of both the company as well as the client to kind of build out an end-to-end solution. Now Infosys has tried acquisitions in the past, so what would your own approach be to sort of upsell IT services. Is this an area that you are looking at seriously? Do you think Infosys can do what a McKinsey or an Accenture are doing today in this area?

The other question was for Nilanjan, while a lot of people are talking about the buyback premium, they are talking about gap up opening for the stock tomorrow, 25%, I think is higher than more people were expecting, so what did you factor in while deciding on the buyback price.

Pravin, couple of questions for you, you said that you will look at a number of incentives, would expanding the ESOP pool be one of them, because you are also competing with Tata’s and Hyperscalers to acquire talent and why did you put off this second compensation review till July. I mean, shouldn’t you not to have done this perhaps now or next month considering your attrition is at 15%, your utilization is at 88%, so what would your comfort level be on utilization also going forward? Thank you.

Salil Parekh

Thanks for your question. Let me start with the first one. I think what we are seeing in the market is with all the digital work there is more decision making, that is, in addition to the technology buyers, also the business buyers. What Infosys has done over the years is built a very strong consulting business. As you pointed out through acquisitions but also through organic means, you know over the last couple of years, our consulting business is performing well and connecting well with clients across different geographies and industries. So, our approach is very much of the view where we need to work with business buyers and make sure that our consulting and technology teams work hand in hand. If you look at some of the large digital transformation programs we had started in the last year, we take an example of Vanguard, that really is something that looks at business issues and insights which are driven by our consulting team and also industry leads which are driven by our industry team and technology and process operation’s capabilities those coming from the tech and BPM. It is really bringing all of these things together, that is more important in our mind, the ‘One Infosys’ approach that I referenced at the opening as opposed to just doing one thing let’s say consulting or on another thing which is the industry or something else on tech . So yes, we see many peers that you referenced, doing those sort of things but we are now well ahead of that. We are in this more where all of this is integrated, as ‘one Infosys’ and bring that to the client. Let me pass it to Pravin, with respect to the second question.

Pravin Rao

On the attrition front, obviously, we had a salary increase effective January 1 and so we felt July 1, would be the right thing. Historically, also we have always had a phased approach to compensation increase and we do it in a staggered manner. And that is something we want to get back to our regular cycle in the coming year as well and so we felt July would be adequate. In the interim, as I said earlier, if there are any other interventions required in terms of retentions, we will be happy to do that and we are already doing that. In terms of RSUs, already for 10% to 15% of our promising people in the mid-level and it is not something new, in the past few years we have been issuing RSUs and that program continues.

Nilanjan Roy

On the buyback price, first thing is this is an open market buyback unlike the other buyback which you have seen in the recent past which are tender buybacks where the price is fixed. So, our premium of 25% give or take versus 1400 is the maximum buyback price that is number one. So, it is not the price which we will buy that is the maximum price, this is the more longer drawn process in terms of timing, because firstly this needs shareholder approval at the AGM which is scheduled for June and then there is a longer process during which we will buy. So, this we will go on for the next six to seven months if not more and considering both these factors, we think a maximum price of 1750 is quite fair.

Rishi Basu

Thank you. The next question is from the Shivani Shinde from Business Standard who joins us on audio. Shivani, can you unmute yourself.

Shivani Shinde

Couple of questions have been asked but let me get more clarification. Salil, you just replied completed three years of the entire restructuring plan that you started in April of 2018. Are you happy to see that Infosys? You have spoken that digital is going to be going ahead roadmap, call out three really important aspects in digital that you would want Infosys to be ready with and I am looking at a roadmap of five years, and where do you see Infosys in the next five years? Also please give us color on the core business aspect which has been going down, where do we see that bottoming out? Nilanjan, a hygiene question FY22 in terms of capex what do we expect from Infosys, work-from-home still continues to be there. So, if you could throw a little bit color on that? Pravin, lot of questions asked on salary hikes and attrition, if you could give us the quantum of hikes and on campus hiring you said that you are hiring almost similar or slightly more, are you giving a geography breakup as well? Thank you, gentlemen.

Salil Parekh

Thanks for those questions. Let me start Shivani. What we have done over the three years we talked a little bit earlier about I think a huge way both within the company and how we connect with clients on their digital journeys and there has been a huge change there. Now looking ahead as you said on a five-year horizon, I think, the thing really to keep in mind is one of the biggest opportunities in front of us because our clients are going there is really the cloud opportunity and it may be simple to say cloud because it encapsulates a variety of things that is part of the reason why we have launched Cobalt. It really goes into a lot of specific elements which relate to different parts of the cloud - whether it is the public cloud, private cloud, of course in the hybrid environment or the SaaS capabilities and then migrations and cloud native development. These elements, each of them are huge capabilities that we have built up and we think that this is going to be significant part of where, our clients are driving their digital journeys and so we think this should become bigger part of our work going forward. Another area I would really focus on is data and analytics. It is something that is becoming more critical in how that is being developed with our clients in mind and it is an integral part of what we are doing in our digital transformation work with our clients, so that will become large. There are couple of other places where we are also making huge inroads which we will talk more and more about as we go ahead into the next five years, but we are well positioned to capture what our clients are looking to drive in their spend and therefore become closer partners with them. With that, let me pass it may be first Nilanjan on capex, then Pravin with the salary discussion.

Nilanjan Roy

Yes, so on capex as you know in FY21, pretty much we shutdown on the infrastructure capex as everybody was working from home and in fact repurposed a lot of spend on work-from-home enablement which was about laptops, communication, security. Going into next year, some of the in-flight projects we think will start back and we will continue to focus on enablement of work-from-home. So, there will be some ramp up of capex versus the prior but it will still be below the pre-pandemic levels.

Pravin Rao

On the compensation, quantum will be as per the industry norms. Obviously, we will be targeting segments where the attrition is higher and in terms of campus hires this year we had 21000 campus hires, over 19000 in India and about 2000 outside India. In the coming year we are talking about close to 25000 plus, about 24000 in India and may be a couple of thousand outside India.

Rishi Basu

Thank you! The next question is from Sankalp Phartiyal from Reuters news. Sankalp, please unmute yourself.

Sankalp Phartiyal

Good evening everyone. Salil, my question is to you. Whenever you give an update guidance you say that there is a good demand coming in from the clients and that is one statement that we have heard across the quarters and it is true because amidst the pandemic such is the demand for digitization. But I was wondering if you could go a little bit granular on that and give me some color in terms of, what is it that the clients are exactly demanding because again we have also heard you say that you want to be a partner in the digital transformation of clients, so could you give us a little more color on that please? And I heard Pravin say that we are going to hire 25,000 freshers from India and overseas, I wanted to you ask about the change in the US administration and if that is going to have any effect on the visa, the whole working environment for software service exporters like yourself? Just those two. Thank you.

Salil Parekh

Thanks for the question. I think to give you some color on the sort of demand we are seeing. Today if you look, we have work which we are doing, for example in the retail sector where we are working with clients who are changing what they are doing, with how their end customer - the consumer is connecting with them through different channels for buying products, for connecting with and giving feedback on what is going on. Their sales teams are using different channels to connect with different rep structures. All of this is being built on a cloud ecosystem and it is also being built with a new set of technology which requires leverage, whether it is all of our capabilities on cloud. For example, in many cases, we are using unique and agile ways to build new software, using the experience capabilities of our digital studios, design the way this technology works or even roll it out across the cloud into usage worldwide at the same time. So that is one example of the type of project, these are different depending on industry whether you look at insurance business, the utilities business, the consumer products business or the banking business. In each of those areas, there are new ways that our clients are looking to connect with their customers to grow their business and that makes it more and more critical for them to drive these projects faster because by doing that they are able to impact their own growth, their own market share which is where our support comes. So, all of that will translate to good demand and a good demand is translating for us to a very strong revenue guidance of 12% to 14%.

Pravin Rao

On the visa front, obviously, our strategy is to be less dependent on visa, and this is something that we have been embarking on for the past two to three years. Today, more than 69% of our US workforce are locals and so to that extent we are less and less dependent on the visa regime. Having said that the early indications are, Biden administration seems to be much more business friendly, much more immigration friendly, we have seen many of the restriction, with respect to Trump administration have either been deferred or they have allowed it to lapse. One of these amendments around compensation increases, has also been put off by more than a year. So, it is early days we had remained busy, but from an Infosys perspective we are less and less dependent on the visas, we are a truly robust model with lot of focus on localization.

Rishi Basu

Thank you. The next question is from Saritha Rai from Bloomberg.

Saritha Rai

Good evening gentlemen. My first question is to Salil~~.~~ Salil, you talked this evening about acceleration towards offshore, in your onshore, offshore hybrid model and you also talked about digital design studios, acceleration of cloud, all of it can be served from your offshore centers. I just wanted to know what is going to happen to your localization plan, what is going to happen to the development centers that you were going to set up in the US especially in Europe, how does the plan change? My second question is about the coming challenges, you talked today about having 25,000 people from the campuses in the coming year, maybe 26000 if my math is right to what Pravin just said, so there is going to be a lot of demand not just for fresh graduates of which India produces millions, but also in the middle and top levels of talent, I wonder if that is going to be a constraint for growth and if you see any challenges facing the industry, if you could elaborate on this please?

Salil Parekh

Thanks for your questions Saritha. First one on what we see as the mix, we were starting to see in the last financial year, was a big shift on the offshore side with the onsite mix coming down. Having said that we still have a huge amount of work that we do from our digital centers, our design studios, our proximity centers whereas in Europe, US, North America and Canada or in Asia Pacific, in Australia and so on. So those are the things, which are very much a part of what is going on with our clients, some of that discussion was on if the hybrid model becomes part of our future, but even those centers – those digital studios, those digital delivery centers will have the hybrid model working, but in those geographies. So two trends are working here, which we see, one is that there is some shift to offshore that we saw in the last year in terms of delivery and we have shared some of the stats on how the onsite mix has evolved and the second one is much more hybrid wherever the work is going on, hybrid in that sense work-from-home, whether it is going on in the European market, in the US market or in the Asia Pacific market or ofcourse when they are doing that in India whether it is in campus or work-from-home. Our sense is both of those trends will play out and we will see how those trends play out. So, all of the work we have done in terms of building local delivery centres will help us, but also the fact that we have built our capability that can allow our employees to work in this hybrid mode, work-from-home and work-from-office will also help us as we move ahead. In terms of recruitment, as Pravin was sharing, we are looking at in the range of 26000 campus hires, couple of thousand which would be outside India, about 24000 which will be in India. As you pointed out we have within India, a large number of college graduates that we can look at for recruitment, but there is also lateral recruitment that we will continue to do. In terms of what the constraints could be, we feel that the demand environment is extremely strong, we believe that we have the ability through recruitment, training to fulfill that demand. So today from our perspective, we see quite an optimistic view of where the market is, where the clients are and not really so many constraints.

Rishi Basu

Thank you. The next question is from Rukmini Rao from Business Today who joins us on audio.

Rukmini Rao

Sir two questions, one you have been able to add an incremental revenue of 780+ million in a very difficult year. What you would say Infosys has done differently given that we have seen your peers add less than about 150 million in the whole of last year. Two, we also heard them say that the large deals are not coming at great margins. I want to get your thoughts on it, to see what the correlation might be with the guidance that you have given for the coming year.

Salil Parekh

First, I think on the revenue we are extremely proud and delighted with the trust of the clients because we have as you pointed out 5% growth in this extremely difficult financial year that just completed and we see that really because the way we have built the capabilities of digital, the way our clients have given us many of those projects we talked at the start of the year for some consolidation, we have seen that in this last financial year and there has also been extreme focus on automation and cost capabilities and there again we believe we have a leading capability in terms of automation that our clients have really engaged with us. So, we see that gain of market share differentiate and position Infosys as the industry leading growth company, in terms of this IT services business worldwide. Now the way we see, what we are seeing on large deals, we see a good traction. The large deals really come when clients are looking at very strategic, digital transformation programs, which start with business, technology, and operations together or look at business, technology and cloud, which drives a lot of that change. We have also shared that in general our digital margins on average are higher than the company average margins. We are not specifically looking at large deal margins that we share externally, but our margin guidance is extremely robust between 22% and 24% and we feel comfortable with the way the large deals that we have worked on, that we will deliver to that guidance in the coming year.

Rishi Basu

Thank you. The next question is from Sai Ishwar from the Informist.

Sai Ishwar

Sir, one question to you Salil, TCS in their commentary yesterday had told that they are seeing unusually high demand for smaller deals. If I go through your numbers, even you have seen 10% to 15% increase compared to last year in your $1 mn and $10 mn brackets. Could you actually give us a colour on the deal size you are getting, the size of the deals you have won till now and where and when do you see the smaller deals receding? And one question for you Pravin Sir, in the same time last year we saw a lot of sectors like retail, manufacturing and travel getting affected because of the pandemic and right now globally I think at least in India we are back to square one in terms of the pandemic, so could you give us some colour on these sectors which are directly affected by the pandemic. What is your outlook on the sectors? Thank you.

Salil Parekh

Thanks for those questions. First one, we are seeing demand both for large deals and for midsized deals, so we do not see that there is less demand for one or the other. Overall, we see good demand across all that spectrum. Pravin mentioned the composition of our large deals, the number of large deals that we have and it is spread across different size, buckets even in those large deals. What we have seen today, really is based on the capabilities that we have built up we see good traction for small, medium, and large deals from our client base and that is helping us to see a strong outlook for growth for the next year. Let me pass it to Pravin for the other one.

Pravin Rao

In terms of some of the distressed sectors like retail or manufacturing, let me take retail for starters. Obviously, retail was one of the sectors which was majorly impacted by the pandemic, many of the subsegments of retail continue to be impacted. However, from our perspective barring the first quarter of last year, in the last three quarters we have seen gradual uptick in demand from retail segment. We had in fact we have ended Q4 with good performance in retail, so on the back of this increasing performance as well as some of the net new large deal wins, we had in the second half of last year, we feel fairly positive about retail in the coming year. Likewise, in manufacturing this was again one of the sectors which was majorly impacted. They had challenges both on the supply side constraints as well as on the demand side but with the economy opening, we have slowly started seeing some uptick in demand, in industrial to some extent in auto space. Aerospace we still see softness and it may take several quarters for it to recover, but again in this space we have done extremely well. In fact, one of the largest deal, last quarter we won one of the largest deals in the history of Infosys, so we have industry leading performance in this segment, and we remain optimistic in the coming year as well in terms of growth and increasing market share.

Travel and hospitality again continue to be dealing with multiple waves and so on. So here again, while many sectors are distressed there is a need for them to invest in technology to build resilience and to increase their connect with consumers and employees in the virtual world. So, while the distress comes on one hand, there seems to be continued investment on technology on the other hand. That is something we have started seeing in the travel and hospitality as well, though in a small sense, not as big as what we are seeing in some of the other sectors like financial services.

Rishi Basu

Thank you. The next question is from ET Prime, Jochelle Mendonca who joins us over audio.

Jochelle Mendonca

We have seen net new deals in the large deals, 60% this year compared to 30% last year, have you made changes in how you chase large deals that will account for this kind of massive jump in the net new quantum and are you expanding the large deals team to address the increasing demand we are seeing on the client’s side?

Salil Parekh

I think, we are continuously looking at better ways to connect with our clients. In that light, every quarter, and every year we make refinements to how we approach the market, that is part of the ongoing way that our business is evolving especially on large deals and many other areas of the company. In terms of what we are seeing in expansions, there as well we feel there is a good outlook in terms of what we see in the demand. So, there is an overall expansion that we are looking on how we build our go to market capabilities, whether it is for large deals, overall CSG and sales, new account openings or the account expansion approach, so overall we feel there are more ways that we will have to connect with clients.

Rishi Basu

Thank you. We have Supriya’s questions online and in the interest of time I am going to quickly read it out to you gentlemen then we come to the close of this Q&A session.

Supriya from TechCircle has requested us to read out her questions to you. For Pravin, what is the percentage of salary hikes that were offered across bands or levels of employees, were there particular concentrations in any geographies or type of delivery units and how many employees have been hired in 2021 so far and how much of these were freshers.

For Salil, with rising potential in digital transformation do we see Infosys’s M&A strategy any time in your tenure as CEO from capturing foreign market shares to capturing new IPs to drive product innovation beyond what competition will keep adapting towards?

Pravin Rao

I will start first with the salary hike. We did one salary hike effective January. The quantum was similar to what we have done historically, and the quantum of salary hike also varies from geographies. It is different in India, it is different in other geographies and even within these geographies, we normally tend to have higher compensation increase at lower levels and lower compensation increase at higher levels. So that is something we had really done in the January cycle. Now in terms of number of hires, this year we hired about 36,500 people, out of it about 21000 people are freshers and I am talking about FY21.

Salil Parekh

In terms of the M&A, the focus will remain on what we are seeing in the digital space, there is more and more that we are seeing that we can scale up whether it is on cloud, cybersecurity, data and analytics. We are also looking at areas which are related to Internet of Things, we are looking at other parts of our business, which can also help us to be part of the digital transformation agenda for our clients whether that is in the area which relates to business, marketing, to sales, technology, engineering services and other areas, so those are all the places where we are looking in terms of what we could look for M&A. There is no fixed approach in terms of geography, we are always looking to see what we can do in services, but where we can have IP that supports that for our clients, we are open to that as well. The primary focus is really on digital and expanding our services team.

Rishi Basu

Thank you Salil, thank your Pravin and with that we come to the close of this Q&A session. We thank our leaders, thank you Salil, thank you Pravin and thank you Nilanjan for joining us today.